BB

04004079

SECURITIE ...NGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 2004 WASH., D.C. PROCESSING SECTION

A

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Federal Street, 11th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice L. Shields 617-946-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Valorie, Thomas C.
(Name – *if individual, state last, first, middle name*)

253 Main Street (Address) Milford (City) MA (State) 01757 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2003 AND 2002
(see accountants' report)

B, E

ASSETS

	2003	2002
Current assets:		
Cash	$ 338	$ 0
Marketable securities (Note 3)	33,161	41,319
Prepaid insurance	458	336
Total assets	$ 33,957	$ 41,655

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Current liabilities:		
Accounts payable	$ 275	$ 275
MA corporate excise tax payable	456	456
Current portion of note payable (Note 4)	50	688
Total current liabilities	781	1,419
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	23,176	30,236
Total stockholder's equity	33,176	40,236
Total liabilities and stockholder's equity	$ 33,957	$ 41,655

PRELIMINARY
DRAFT

(See notes to financial statements)

C

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(see accountants' report)

	2003	2002
Income	$ 0	$ 0
Operating expenses:		
Professional fees	3,125	3,165
Broker/Dealer fees	1,925	1,882
Reference materials	1,000	0
Insurance	427	261
Dues, licenses & fees	275	125
Bank charges	50	25
Miscellaneous	0	165
Office supplies and expenses	0	87
Total operating expenses	6,802	5,710
Operating income (loss)	(6,802)	(5,710)
Other income and expenses (see page 6)	198	(1,061)
Net income before income taxes	(6,604)	(6,771)
Massachusetts corporate excise tax (Note 5)	(456)	(456)
Net income (loss)	(7,060)	(7,227)
Retained earnings, beginning	30,236	37,463
S Distribution	0	0
Retained earnings, ending	$ 23,176	$ 30,236

PRELIMINARY
DRAFT

(See notes to financial statements)

D

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(see accountants' report)

	2003	2002
Net cash flows from operating activities:		
Net income (loss)	$ (7,060)	$ (7,227)
Adjustments for differences between income flows and cash flows from operating activities:		
Increase in prepaid insurance	(122)	(142)
Increase in accounts payable	0	40
Net cash flow used in operating activities	(7,182)	(7,329)
Cash flows from investing activities:		
Decrease in marketable securities	8,158	12,757
Net cash flow provided by investing activities	8,158	12,757
Cash flows from financing activities:		
Decrease in note payable	(638)	688
Decrease in note payable-officer	0	(6,465)
Net cash flow used in financing activities	(638)	(5,777)
Net increase (decrease) in cash	338	(349)
Cash, beginning	0	349
Cash, ending	$ 338	$ 0

PRELIMINARY
DRAFT

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1 - The company's principle business activity is as follows:

The company provides investment broker advisory, counseling and trading services.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Marketable securities:

Marketable securities are carried at the lower of cost or market.

	2003	2002
Cost	$ 33,160	$ 44,185
Market value	$ 33,160	$ 41,319
Unrealized gain (loss)	$ 0	$ (2,866)

4 - Note Payable:

	Current Portion	Long-term Portion	Total Notes Payable
Demand note payable, monthly payments of interest only at 9.75%, unsecured.	$ 50	$ 0	$ 50

5 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

PRELIMINARY DRAFT

SHIELDS SECURITIES, INC.
SCHEDULES OF OTHER INCOME AND EXPENSES
YEARS ENDED DECEMBER 31, 2003 AND 2002
(see accountants' report)

	2003	2002
Other income:		
Interest income	$ 344	$ 679
Total other income	344	679
Other expenses:		
Unrealized capital losses	125	1,735
Interest expense	21	5
Total other expenses	146	1,740
Total other income and expenses	$ 198	$ (1,061)

PRELIMINARY
DRAFT

(See notes to financial statements)

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 26, 2004

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(F) Shields Securities, Inc. has Liabilities of $781.00 per our December 31, 2003 Balance Sheet.

Sincerely,

Thomas J. Shields
President

6

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

February 5, 2004

To the Directors of
Shields Securities, Inc.

We have prepared the following net capital reconciliation for Shields Securities, Inc. as of December 31, 2003 as pursuant to code section 15c3-1 of the Securities Exchange Commission.

Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	10,000
Retained earnings	23,176
Subtotal	33,176
Add:	
Accounts payable	731
Less disallowed assets:	
Prepaid insurance	(458)
Haircuts	(663)
Net capital reconciled	$ 32,786

Respectfully submitted,

Thomas C. Valorie, CPA

Thomas C. Valorie, CPA, P.C.

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 26, 2004

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(H) Shields Securities, Inc. has no reserve requirements pursuant to Rule 15c3-3.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 26, 2004

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(I) Shields Securities, Inc. is the introducing broker to Cantella & Company, Inc. which now clears all of its trades through National Financial Services, Inc., a Fidelity Investments affiliate. Shields Securities, Inc. does not have possession or control of securities at any time. This process is managed for Shields Securities, Inc. by National Financial Services, Inc.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 26, 2004

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(J) There is no need to reconcile the audited and unaudited Statements of Financial Condition since there are no consolidation adjustments.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
150 Federal Street
Boston, Massachusetts 02110
Tel. (617) 946-2900
Fax (617) 946-2929

February 26, 2004

Securities & Exchange Commission
450 5th Street
Washington, D.C. 20549

Ladies and Gentlemen:

(K) There is no need to reconcile the audited and unaudited Statements of Financial Condition since there are no consolidation adjustments.

Sincerely,

Thomas J. Shields
President

L

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
My commission expires Aug. 1, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

February 5, 2004

Shields Securities, Inc.
150 Federal Street
11th Floor
Boston, MA 02110

We have made a study and evaluation of the system of internal accounting control of Shields Securities, Inc. in effect at December 31, 2003. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2003 or since the previously audited financial statements of December 31, 2002 dated February 10, 2003 that we consider to be material weaknesses as defined above.

Thomas C. Valorie, CPA, P.C.